# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K

# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2003

# IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

| **INDIANA** | **0-6835** | **35-1286807** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**500 Washington Street**

**Columbus, Indiana 47201**

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

**ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.**

(c) Exhibits.

99.1 Investor Presentation Materials.

**ITEM 9. REGULATION FD DISCLOSURE**

On September 18, 2003, Irwin Financial Corporation will make a presentation at the RBC Capital Markets Financial Institutions Conference. A copy of this presentation, appearing in Exhibit 99.1, is furnished and not filed pursuant to Regulation FD.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IRWIN FINANCIAL CORPORATION**
(Registrant)

Date: September 18, 2003 By: /s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
*Senior Vice President and Chief Financial Officer*

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 99.1 | Investor Presentation Materials. |

Irwin Financial

**RBC Capital Markets**

**Financial Institutions Conference**

**September 2003**

Irwin Financial

*In our presentations to you today and in the course of answering your questions, we may make statements that are "forward-looking". Statements of our plans, initiatives, expectations, objectives, strategies, forecasts, expected results and similar expressions identify forward-looking information and can be identified by words such as “anticipate”, “expect”, “intend”, and similar expressions. These statements are not guarantees of future performance or events and our actual accomplishment of the plans we will discuss with you today involve certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discussed here today. Our results are affected by a variety of factors including, but not limited to changes in interest rates, consumer and commercial demand for credit, the credit quality of our borrowers and the levels of reserves for we have for losses reflected both in our allowance for loan and lease losses and in our valuation of home equity residuals, as well as changes in the secondary market for our products and funding sources, legislative as well as regulatory changes. For a more complete explanation of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in our report on Form 10-K, 10-Q and Form 8-K, which are on file with the SEC.*

# Agenda

- IFC strategy and background
  - Financial performance and strategy
  - Risk mitigation steps
- Product and channel strategies

# Irwin Financial Corporation

- Diversified banking services
  - Small businesses→ commercial loans and leases
  - Consumers→ first mortgages and home equity loans
  - US and Canadian markets
- $505 million net revenues, $5.5 billion assets, plus
  - $1.1 billion in owned managed assets (credit risk)
  - Additional $25 billion 1st Mortgage Servicing Rights (no credit risk)
- High insider ownership
  - 44% Directors and Officers
  - 33% Institutions
  - 23% Retail

Irwin Financial

# What Makes Us Different?

- Historical strong earnings and rates of return
  - EPS CAGR since 1990 of 21%; 12 years with ROE at or above 15%
  - Long-term targets: >= 12% EPS growth and 15% ROE
- Building a diversified revenue base
  - Reinvesting in commercial and consumer portfolios—traditionally higher multiple segments
  - Created balance between mortgage production and servicing
  - Strong balance sheet for future growth
- Bias toward organic growth and niche identification rather than acquisition

Irwin Financial

# Creating Long-Term Value


Identify Under Served Niches in Banking
Hire Exceptional Management with Niche Expertise
Diversify Capital and Earnings Risk
Reinvest in New Opportunities
Creditworthy, Profitable Growth

Irwin Financial

# Total Assets By Product Line



$ Billions
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1998
1999
2000
2001
2002
6/30/2003
1st Mortgage
Home Equity
Commercial Banking
Commercial Finance
Venture Capital

| Total Assets $Billions | $1.9 | $1.7 | $2.4 | $3.4 | $4.9 | $5.5 |
|---|---|---|---|---|---|---|

Irwin Financial

# Consolidated Net Income


$ Millions
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
Recession
Falling Rates
Regional Real Estate Deflation
Rising Rates
Asian and Russian Debt Crisis/ Falling Rates
Rising Rates
Recession/ Falling Rates
Home Equity Gain on Sale Transition

* IFC's internal estimate of at least $2.25/share

Irwin Financial

# Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
10yr CAGR = 13%
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
*

* IFC's internal estimate of at least $2.25/share

Irwin Financial

# Consolidated EPS and ROE



Net Income
$ Millions
ROE %
72
60
48
36
24
12
0
30
25
20
15
10
5
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
*

*** Based on IFC's internal estimate of at least $2.25/share**

Irwin Financial

# Net Revenues by Product Line


1998
9%
2%
$5MM
13%
$24MM
$35MM
$207MM
76%
2002
3%
$11MM
18%
$80MM
$76MM
$271MM
(+31%)
17%
62%
Mortgage
Comm'l Bank
Home Equity
Commercial Finance

Excludes parent and other subsidiaries

Irwin Financial

# Post Refi-Boom Profitability

- Expanded commercial and consumer portfolios
- Expanded core deposits
- Added correspondent mortgage channel
- Significant servicing portfolio growth
- Tightened credit standards in home equity portfolio—anticipate lower credit costs going forward

# Risk Mitigation Tactics

- Built capital base
  - Issued common stock
  - Slowed growth in overall risk assets

# Slowed Growth in Risk-weighted Assets


$ Billions
6
5
4
3
2
1
0
Flat
1995-2002 CAGR 33%
1995
1996
1997
1998
1999
2000
2001
2002
2Q03

# Risk Mitigation Tactics

- Built capital base
- Exited higher risk products

Irwin Financial

# Exited Higher Risk Products

- Broker-sourced small ticket leasing
- Sub 660 HLTV HELs/HELOCs
- Raised credit profile on other HELs/HELOCs

# Risk Mitigation Tactics

- Built capital base
- Exited higher risk products
- Infrastructure investments
  - Enhancing economic capital models to supplement regulatory capital models
  - Strengthened resources allocated to Financial and Operating Risk Management, as well as Internal Audit

Irwin Financial

# Agenda

- IFC strategy and background
  - Financial performance
  - Strategy
  - Risk mitigation tactics
- Product and channel strategies

# Commercial Banking

- Commercial lending, cash management, and private banking needs of small businesses and owners
  - Growth segment of economy
  - Customers who value personalized service
  - 7 Midwest and Intermountain States
- Loan Portfolio of $1.9 billion at 06/30/03

# Commercial Banking

- Criteria for market selection
  - Diverse, growing metropolitan economy
  - Disruption from consolidation
  - Experienced local management
    - » Avg. 16 years experience in market
- Combination of size and flexibility
  - People-led strategy
  - Backed by technology
- Strong credit function and reserves to NPLs

# Commercial Banking Loan Growth



Portfolio integration & slowing economy
Seasoned loan relationships—new to Irwin
$ Millions
2000
1500
1000
500
0
34%
59%
60%
70%
25%
1995
1996
1997
1998
1999
2000
2001
2002
YTD 03

Irwin Financial

# Core Deposit Growth



$ Millions
1800
1500
1200
900
600
300
0
CAGR 22% Since 1995
20%
65%
34%
1995
1996
1997
1998
1999
2000
2001
2002
6/30/03

Irwin Financial

# Commercial Banking Charge-Offs and Reserves


% of Total Loans
1.50
1.00
0.50
0.00
1995
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
Long-term pricing assumptions
Reserves
Annualized Charge-Offs

Irwin Financial

# Mortgage Lending

- Conforming first mortgage loans
  - No retained credit risk
  - All sold with GSE or government agency enhancement
- Last twelve months originations of $20 billion
- $24.7 billion servicing portfolio

Irwin Financial

# Mortgage Lending

- Non-Traditional Customer Segments
  - First time homebuyers
  - Production and servicing platforms tailored to needs of minority borrowers. As of 1Q03,
    - » 30th largest originator overall, but
      - 18th largest originator to Hispanic community
      - 14th largest originator to African American community
    - » 12th largest GNMA issuer
- New Correspondent Lending Channel
  - Serving small correspondents
  - YTD03 originations $3.2 billion
  - Greater operating leverage than retail or broker—easier to scale through interest rate changes

Irwin Financial

# Industry Volume



$ Billions
3500
3000
2500
2000
1500
1000
500
0
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
CAGR 9%
Total Originations
Refinance
Purchase

Irwin Financial

# Servicing Portfolio


$ Billions
25.0
20.0
15.0
10.0
5.0
0.0
Gov't CAGR 16%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
YTD03
Government/State Servicing
Conventional Servicing

Irwin Financial

# 1st Mortgage Servicing Rights

## Unhedged Value Change—Before Derivative Positions



$MM
450
360
270
180
90
0
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
Rate Change in BPs

* As of June 30, 2003

# 1st Mortgage Changes Since 1999-2000

- Correspondent lending channel
- Shift in channel mix away from high fixed cost retail
- Several new production offices in midst of ramp-up
- Established retail loan processing centers
- Higher production margins at end of refi period
- Developed marketing/product development skills

Irwin Financial

# Home Equity Lending

- Hybrid unsecured lender and mortgage bank
  - HLTV for prime and near-prime customers
  - Underwritten as unsecured credit
    - » Losses have been > 1st mortgages; < credit cards
- Niche strategy -- target creditworthy homeowners
  - Large, underserved market—potential larger with every 1st mortgage refinance wave
  - $1.7 billion owned, managed portfolio at 06/30/03
  - Strong servicing function—"Above Average" ratings from NRSROs

# Home Equity Loan Portfolio



$ Millions
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002
YTD03
Portfolio with Credit Risk
Serviced for Others

# Home Equity Credit-Released Loan Sales



$MM
300
250
200
150
100
50
0
No credit-released sales
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

Irwin Financial

# Modified Credit Focus

- Response to economic weakness and rising losses in portfolio
- Modified underwriting profile in 4Q02. By 2Q03 achieved:
  - Approximately 15% increase in Avg. Disposable Income for HLTV customers
  - 10-20 point lift in FICOs for HLTV borrowers
- Anticipate lower credit costs for 2003 and future vintages
- 1H03 impairment of $0.99/sh principally on portfolio originated below new credit guidelines

# Commercial Finance

- Vendor-based small ticket equipment leasing (full-payout) in US and Canada
  - Exited broker-sourced small ticket
- Quick Service Restaurant franchise leasehold improvement financing in US
- Market positioning based on service orientation rather than price
- Credit issues isolated in start-up broker portfolio—other portfolios at or above our expectations

# Long-term Continuing Opportunities

| Trend | Response |
|---|---|
| • Formation of new business<br>• Banking consolidation | • Commercial Banking<br>• Commercial Finance |
| • Demographics and growth of 1st time homeowners | • First Mortgages |
| • Consolidating unsecured debt | • Home Equity |

# What Makes Us Different?

- Historical strong earnings and rates of return
  - EPS CAGR since 1990 of 21%; 12 years with ROE at or above 15%
  - Long-term targets: >= 12% EPS growth and 15% ROE
- Building a diversified revenue base
  - Reinvesting in commercial and consumer portfolios—traditionally higher multiple segments
  - Created balance between mortgage production and servicing
  - Strong balance sheet for future growth
- Bias toward organic growth and niche identification rather than acquisition

Irwin Financial

Irwin Financial

# Questions